

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 8, 2024

Zhang Jian
Chief Executive Officer
Sunrise Real Estate Group, Inc.
No. 18, Panlong Road
Shanghai, PRC 201702

> **Re: Sunrise Real Estate Group, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2023**
> **File No. 000-32585**

Dear Zhang Jian:

We issued comments to you on the above captioned filing on August 13, 2024. As of the date of this letter, these comments remain outstanding and unresolved. We expect you to provide a complete, substantive response to these comments by October 22, 2024.

If you do not respond, we will, consistent with our obligations under the federal securities laws, decide how we will seek to resolve material outstanding comments and complete our review of your filing and your disclosure. Among other things, we may decide to release publicly, through the agency's EDGAR system, all correspondence, including this letter, relating to the review of your filings, consistent with the staff's decision to publicly release comment and response letters relating to disclosure filings it has reviewed.

Please contact Jeffrey Lewis at 202-551-6216 or Shannon Menjivar at 202-551-3856 with any questions.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction

cc: Steven Schuster